

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Gregory S. Roden
Vice President and General Counsel
QRE GP, LLC
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, TX 77010

> **Re:** **QR Energy, LP**
> **Amendment No. 2 Registration Statement on Form S-1**
> **File No. 333-169664**
> **Filed November 26, 2010**

Dear Mr. Roden:

      We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended September 30, 2010, page 74

1.   We note you disclose that you did not generate sufficient available cash during the 12 month periods ended December 31, 2009 and September 30, 2010 on a pro forma basis to meet your minimum quarterly distribution. We also note you disclose that your first distribution will be adjusted for the period from the closing of the offering through December 31, 2010 based on the actual length of the period. In light of these facts and the planned timing of your offering, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended December 31, 2010. Similar concerns apply to your risk factor disclosure on page 30.

Pro Forma Liquidity and Capital Resources

New Credit Facility, page 124

2.   We note your response to prior comment 4. Please revise your disclosure to provide an explanation for the differences between Adjusted EBITDA and EBITDAX as defined in your credit agreement.

Long-Term Incentive Plan, page 178

3.   We note your response to prior comment 12 from our letter dated November 24, 2010. However, we are not able to find the additional disclosure regarding the annual, automatic increases in the number of units available for issuance under the plan, which your response indicates is included in Amendment No. 2. Please revise or advise.

Services Agreement, page 188

4.   We note your disclosure that Quantum Resources Management has not yet determined the method by which it will allocate expenses incurred on the issuer's behalf. Expand your disclosure to indicate when QRM anticipates that determination will be made and how investors will be informed of that information.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2009, page F-7

5.   We note that the net loss for the Partnership Pro Forma column decreased from $48.7 million to $31.4 million. Please tell us the underlying reasons why the amounts retained by your predecessor operations changed from the prior amendment.

QA Holdings, LP - Notes to Unaudited Consolidated Financial Statements

Note 13 – Subsequent Events, page F-35

6.   We note your disclosure that you signed a purchase and sale agreement for oil and gas assets in the Permian basin. Please expand this disclosure to provide more information regarding the assets to be acquired (i.e. are they producing, near other assets to be contributed by your Predecessor, etc.), and how you intend to fund the purchase price. Please also tell us if the oil and gas assets to be acquired are considered a business for accounting and reporting purposes and how you have considered Rules 3-05 and 11-01 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
  Jeffrey K. Malonson, Esq.
  Vinson & Elkins L.L.P.
  (713) 615-5627